
September 9, 2011

Via E-mail
Mr. Peter N. Kellogg
Executive Vice President and
Chief Financial Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

> **Re: Merck & Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-06571**

Dear Mr. Kellogg:

We have reviewed your August 5, 2011 response to our July 8, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Research and Development, 15

1. We acknowledge your response to our prior comment 2. Please confirm to us that you will revise your disclosure in future filings to disclose the information provided in your response.

Note 12. Contingencies and Environmental Liabilities, page 124

2. Refer to your response to prior comment 5, your disclosure, in your Form 10-K for the year ended December 31, 2010, of the Centocor Distribution Agreement contingency which you ultimately settled on April 15, 2011 did not appear to comply with ASC 450-20-50-4 as you did not disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. We believe your disclosures about other matters unresolved can be improved. We have read your response to comment 4 that discusses your inability to estimate the possible loss or range of loss with respect to Vioxx related matters and Vytorin/Zetia (Enhance) litigation. Your response does not

address disclosure as required by ASC 450-20-50-4 with respect to all other litigation. Please provide us proposed disclosure to be included in future periodic reports of the amount or range of reasonably possible loss for all unresolved matters including Fosamax and NuvaRing, either individually or in the aggregate, or state that such an estimate cannot be made. For those matters including Vioxx related matters and Vytorin/Zetia (Enhance) litigation that you conclude that you cannot estimate the amount or range of reasonably possible loss, please address the following:

- Whether or not there are any matters for which the additional loss is either remote or immaterial;
- For those matters for which additional loss is not remote or immaterial:
  o what specific factors are preventing you from estimating a range and when you expect the factors preventing you from estimating any range to be alleviated;
  o The status of any negotiations and whether or not loss amounts have been exchanged;
  o The nature of any internal discussions on these matters and whether or not they include loss estimates; and
  o Whether or not you have obtained studies to estimate the amount of losses associated with any matters that involve a large number of claimants and what these studies suggest.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant